PROGEN
INDUSTRIES LIMITED                                                   PROGEN NEWS


                               OCTOBER 2002 ISSUE
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                                                            29th of October 2002


PROGRESS AND ACHIEVEMENTS FOR 2001-2 FINANCIAL YEAR

Progen's full-year results to June 30 showed an increase in revenues from Contract Services and Life Sciences to $3.850 million, a 58% increase over the corresponding period. This exceeded our revenue target of $3 million for the 2001/02 financial year by 29% - a very significant achievement for an Australian biotechnology company in the current financial environment.

The company reported an operating loss of $6.156 million from ordinary activities compared to a loss of $1.147 million for the previous period. The previous year's result included a reported gain of $5.180 million for the receipt of a 19.9% equity interest in Medigen Biotechnology Corporation that was reported by applying equity accounting principles.

Research and development expenditure for the year was $4.169 million compared to $4.153 million for the same period last year. This was largely attributable to the commencement of three Phase II human trials and the additional expenditure incurred in progressing the company's drug discovery platform. The development of the drug discovery platform will allow Progen to establish multiple licensing agreements with pharmaceutical and biotechnology partners in the foreseeable future.

2002 has been a strong year of operational consolidation for Progen. Over the past financial year, we have achieved the initiation of three new clinical trials with PI-88 in melanoma, multiple myeloma and non-small cell lung cancer; established significant scientific collaborations to further develop our technology platform; lodged two patent applications to cover the novel chemistries underlying our technology platform; significantly increased revenue for Contract Services and sales for Life Sciences.

Progen's Annual Report was sent to shareholders during the week of October 21st, while the Annual General Meeting is set down for 9.30 a.m. on November 25th at the Royal On The Park in Brisbane, Australia.


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PROGEN ADDS DRUG TO DEVELOPMENT PIPELINE

Progen has recently added to its drug development pipeline by signing an exclusive agreement with Unisearch [the commercialisation company of The University of New South Wales (UNSW), Australia] to license and develop a newly patented cancer therapy.

The agreement provides Progen with an exclusive worldwide license to the technology which is a novel drug formulation and delivery mechanism that has the potential to treat multiple cancers. This development product (known as PI-166) is currently in late stage preclinical development and has already shown encouraging anticancer activity in preliminary laboratory and animal studies. Progen will fund additional R&D including early human trials to further validate the therapy.

The Company is currently pursuing both in-licensing and out-licensing activities in drug development. PI-88, our flagship drug, maintains its potential as a cancer therapeutic. The addition of PI-166 to our pipeline significantly augments Progen's R&D profile and provides a continuum of activity from drug discovery through to clinical development.

Although PI-88 and PI-166 are both being developed in the cancer area, they are significantly different potential treatments and can be regarded as complementary. The cancer market still represents huge unmet medical need where multiple treatment options are urgently needed.


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PI-88 CLINICAL TRIALS UPDATE [JULY - SEPTEMBER 2002]

In September we announced that the first patient has commenced treatment in the Phase 1 human trial of our cancer drug PI-88 in combination with Taxotere(R), a frequently used chemotherapy treatment. This trial, being conducted at the University of Colorado Cancer Center (Denver USA), marks another significant milestone for Progen in its drug development program.

It is an evolving belief in the scientific and medical industry that combination treatment with drugs like PI-88 and established chemotherapy agents such as Taxotere (R) may provide additional patient benefit over treatment with either drug alone. The principle in this study is that Taxotere (R) will be used to reduce the bulk of an existing cancer, while PI-88 prevents or delays the recurrence of the cancer.

Taxotere (R) is currently approved in the US for the treatment of advanced breast cancer and non-small cell lung cancer (NSCLC). This trial will determine the safety and tolerability of combining PI-88 and Taxotere (R) for patients with a variety of cancers including lung cancer, breast cancer and ovarian cancer. Progen intends to recruit up to 25 volunteer patients with advanced malignancies for this Phase 1 trial.

Dr Scott Holden, Assistant Professor of Oncology at the University of Colorado Cancer Center, is the principal investigator for the new study.

PI-88 is being investigated for the treatment of various forms of cancer and recent trials have shown that it is well tolerated in humans. We currently have 46 patients enrolled in four clinical trials that are being conducted at five locations - in the US (PI-88 as a single agent in Phase I/II advanced cancers/ melanoma and a combination study of PI-88 with a chemotherapy agent Taxotere
(R)), Australia (Phase II multiple myeloma) and Taiwan (Phase 1b advanced cancers).

Apart from the first patient enrolled in the PI-88/Taxotere (R) study, 21 patients have been enrolled in Denver in the Phase I component of the advanced cancer / melanoma study; 9 patients have been enrolled in the Phase 1b study of PI-88 in Taiwan; and 15 in the Australian multi-centre trial of PI-88 in multiple myeloma - 8 at the Alfred Hospital in Melbourne and 3 at the Mater Misericordiae Hospital in Newcastle and 4 at the Wesley Hospital in Brisbane.

Efficient patient recruitment into current trials will be the key focus of the development team in the coming year.


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MANUFACTURING ALLIANCE WITH CSIRO

Progen and Australia's Commonwealth Science and Industrial Research Organisation (CSIRO) have signed a Memorandum of Understanding (MOU) for the research, development and manufacture of new drugs.

Together, Progen and CSIRO will provide comprehensive, high-quality drug manufacturing and scale-up facilities from initial discovery and experimentation stages through to human and animal clinical trials.

CSIRO Molecular Science has expertise in the early stage processes of drug development including processes related to the optimisation of fermentation conditions and the purification of potential drug candidates. Progen has expertise in the manufacture of drugs for the later stages of development (for use in human clinical trials) in accordance with the standards required by the Australian Code of Good Manufacturing Practice (cGMP). This code (designed to ensure that high standards are consistently maintained in drug development and manufacture) relates to premises, equipment, personnel, documentation and quality control to eliminate contamination, deterioration, errors, omissions and mix-ups.

Under the terms of the MOU, early stage drug research developed at the CSIRO may be directed to Progen as the projects progress to clinical trials where cGMP manufacturing is necessary. In addition, Progen can tap into CSIRO's expertise in process optimisation. Furthermore Progen are able to offer clinical trial management experience.

Dr Michael Zachariou, Lead Scientist in the Fermentation and Bioprocessing Group at CSIRO Molecular Science (pictured), heads the CSIRO team who are working with Progen.

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COLLABORATION WITH KEY SCIENTIST EXTENDED

Progen has extended its collaborative research agreement with Professor Martin Banwell at the Research School of Chemistry, Australian National University, for a further three years. Progen will fund two postdoctoral researchers to work with Professor Banwell for the continued development of the company's drug discovery platform.

Professor Banwell (pictured) and his chemistry team at the Australian National University have been working with Progen for the last three years to develop novel drugs applicable to a range of diseases including cancer, inflammatory disease and infectious disease.

The ongoing collaboration between Progen and Professor Martin Banwell confirms Progen's commitment to its drug discovery platform. We anticipate that this research will yield new classes of molecules that can interact with large families of proteins known to be associated with different diseases. New drug leads will be designed by engineering specific changes in the structure of these molecules to make them specific for unique targets within the protein families. An analogy of a 'master key' to describe the new classes of molecules and 'room keys' for the drug leads can be drawn. Two patent applications covering these 'master keys' have already been submitted as a result of this collaboration.

The drug discovery platform is based on developing inhibitors of carbohydrate-protein interactions as potential human therapeutics. Progen plans to apply this technology platform to discover new compounds for inclusion in its own clinical trials program, and to form partnerships with other pharmaceutical and biotechnology companies seeking drug leads to fuel pipeline requirements.

Professor Banwell and his team have been working with Progen to generate intellectual property to support the drug discovery research platform. Their success so far has included two new patent applications.

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        |WEBSITE| PH: +61 (7) 3273 9100 | FAX: +61 (7) 3375 1168 | EMAIL|
              2806 Ipswich Road, Darra, Queensland 4076, Australia


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          DISCLAIMER: This newsletter contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing and for marketing , patient recruitment, delays in the conduct of clinical trials ,market acceptance of PI-88 , PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company 's filings with the Australian Stock Exchange and the United States Securities and Exchange Commission.


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       Copyright Progen Industries Limited (C) 2001. All rights reserved.


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